

September 1, 2011

Via E-mail
Craig C. McGlinchey
Controller
Paccar Financial Corp.
777 106th Ave. N.E.
Bellevue, Washington 98004

>   **Re: Paccar Financial Corp.**
>   **Form 10-K**
>   **Filed March 1, 2011**
>   **Form 10-Q**
>   **Filed August 8, 2011**
>   **File No. 001-11677**

Dear Mr. McGlinchey:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. We have also referred to information provided to us in response to prior comment letters issued to your parent company, Paccar, Inc., to provide context to the current comments. Although this letter is addressed to Paccar Financial Corp., the accounting and financial reporting issues addressed in these comments may relate to Paccar, Inc., finance activities accounted for by separate legal entities. Therefore, please respond to these comments from a Paccar, Inc. consolidated entity viewpoint and provide policy and quantitative information for all of Paccar, Inc.'s finance activities.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

1. Please revise future filings to disclose your policy for determining past due or delinquency status or tell us where this policy is disclosed. Refer to ASC 310-10-50-6(e) for guidance.

June 30, 2011 Form 10-Q

Note B – Financial and Other Receivables, page 7

2. In your response to comment 14 in your December 17, 2010 letter, you disclose that you do not routinely evaluate accounts for TDR classification that have been provided term extensions less than or equal to three months as they are considered insignificant delays.

   a. Please tell us the amount of term extensions less than or equal to three months made in 2009, 2010 and 2011 identifying those that were credit related and non-credit related. For the credit related modifications, please identify the amounts that were individually evaluated for impairment under ASC 310-10 and the amount of impairment. Please identify the amount of loans still outstanding at June 30, 2011 that have not been individually evaluated for impairment under ASC 310-10.

   b. For credit related extensions of three months or less, please tell us in detail the key factors you consider to conclude that they all are insignificant.

   c. For credit related extensions of three months or less, please tell us if you assess whether the value of collateral is sufficient to cover the contractual amount due.

   d. For credit related extensions of three months or less, please tell us if you assess whether the restructured payments are sufficient to cover the contractual amount due.

   e. Please tell us if you currently have controls and processes in place to evaluate all term extensions considering the guidance in ASC 310-40-15-17 which became effective for you July 1, 2011, retroactive to restructurings occurring on or after the January 1, 2011.

   In your response please address each of the bullet points above, separately.

3. Please tell us whether all loans modified due to a settlement in a bankruptcy proceeding are classified as TDR's and individually measured for impairment. If they are not, please quantify them for the periods presented, explain your policy and tell how you considered the guidance in ASC 310-40.

4. We note your response to comment 15 in your December 17, 2010 letter.

   a. Please provide us additional detailed information regarding how you determined that interest rates charged on credit related modifications were market interest rates.

   b. Tell us how you determined what market interest rates were for credit impaired customers and how you determined the interest rate you charged the customer was at market. Please tell us whether your policies for making this determination changed during 2009, 2010 and 2011. If so, explain the change in detail, the rationale and why it was preferable.

5. In response to comment 9 in your March 4, 2011 letter, you state that your accounting systems have not been designed to provide data on modified receivables.

   a. Please tell us your controls and processes in place during 2009, 2010 and 2011 to determine whether modifications met the criteria to be classified as a troubled debt restructuring. Specifically tell us whether you use any specific criteria to filter modifications in making this determination.

   b. Please tell us if you have changed your policies, criteria or definitions (e.g. - credit related modifications vs. non-credit related, market interest rate, insignificant delays, etc.) related to determining whether a modification met the criteria to be classified as a troubled debt restructuring during 2009, 2010 and 2011. If so, explain the change in detail and the rationale.

   c. Please tell us how you monitor your modified finance receivables and aggregate the information needed to comply with the disclosure requirements of ASC 310-10-50-34.

6. Please provide us detailed information regarding how you determine the interest rate to charge on new or modified loans/leases and whether your policies have changed during 2009, 2010 and 2011. For example, please tell us if all customers that meet minimum underwriting standards receive the same interest rate, do you utilize matrix pricing such that different credit rated loans receive different interest rates, are interest rates negotiated with each borrower, etc. Also tell us who approves your interest rate policies and who has the authority to approve the actual interest rate charged for a loan. For example, do you have a rates committee responsible for approving each loan, do individual client service personnel have authority to determine the rate on a loan, etc.

7. In your response letter dated March 4, 2011, you indicate that you calculate a specific reserve for credit losses for loans and leases individually pursuant to ASC 310-10. You also indicate that you evaluate loans and leases together for purposes of determining

impairment in accordance with ASC 310-10 because of the common characteristics of the your loans and leases. It remains unclear why calculating a specific reserve for leases under ASC 310-10 is appropriate. In this regard, it appears ASC 310-10-35-13 specifically excludes leases from the scope of ASC 310-10 when calculating a specific reserve. Please address the following:

a. Please revise your accounting methodologies to measure impairment on leases in accordance with ASC Topic 840 and revise your disclosures accordingly.

b. Please tell us if this revision results in a different amount of impairment for the periods presented. If so, please provide us with a materiality analysis.

c. Please explain in further detail how you concluded your loans and leases have sufficiently similar characteristics such that evaluating them together as a single portfolio segment as defined in ASC 310-10 is appropriate.

If you believe your current methodologies are correct, please provide us with a full accounting analysis that refers to specific authoritative accounting literature supporting your treatment of leases evaluated individually for impairment. As part of your response, please address how your current accounting policy complies with ASC 840-30-35-25.

8. Please tell us in detail and revise future filings to discuss how you evaluate and measure impairment on modified <u>leases.</u> Please describe your measurement methodology at the time of modification and subsequent to the modification. Discuss the specific accounting guidance that supports your methodology.

9. Please explain to us how you determine whether a modification of a <u>lease</u> receivable meets the definition of a troubled debt restructuring for purposes of disclosure in accordance with ASC 310-10-50-33 and 34.

10. We note your discussion of the past due status immediately prior to modification for accounts modified between 2007 and June 2010 in your response to comment 16 in your December 17, 2010 letter. Please provide us a breakdown of the 30+ days past due modifications by month for this time period and explain any significant trends or variations.

11. In response to comment 12 in your March 4, 2011 letter, you state that credit related modifications that are not considered TDRs are collectively evaluated for impairment under ASC 450-20. Please tell us if you pool modified receivables with non-modified receivables in measuring impairment under ASC 450-20. If you do, please explain how you determined that both sets of these loans have similar credit risk characteristics.

12. In response to comment 17 in your December 17, 2010 letter, you state that based on your analysis, modified receivables pay in full more than 90% of the amount owed, which is similar to the results for non-modified receivables. Please provide us with this analysis and provide appropriate commentary on the methodology and any significant assumptions used to allow us to fully understand the analysis and the basis for your conclusions. Please supplement your analysis with delinquency statistics as of each quarter end and charge-off ratios for each quarter in 2009, 2010, and 2011 for modified receivables and non-modified receivables and provide an analysis of the results and trends.

13. Please revise future filings to disclose the recorded investment in financing receivables past due 90 days or more and still accruing. Refer to ASC 310-10-50-7(b).

Management's Discussion and Analysis of Financial Condition and Results of Operations – Allowance for Loan Losses, page 21

14. You disclose that the effect on total 30+ days past due receivables from modifications was not significant. Please revise future filings to disclose the impact on the allowance for credit losses from considering a modified 30+ day past due account as current immediately after modification or disclose that the impact was not significant, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant